SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the year ended December 31, 1997.

                                       OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 for the transition period from ________ to ________.

                         Commission file number: 0-16900

A. Full title of plan and the address of the plan, if different from that of issuer named below:

         SUPER RITE FOODS, INC.
         EMPLOYEE INVESTMENT OPPORTUNITY PLAN
         FOR RETAIL UNION EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Richfood Holdings, Inc.
         4860 Cox Road, Suite 300
         Glen Allen, Virginia  23060

Required Information

1. Audited Statements of Assets Available for Plan Benefits - As of December 31, 1996 and 1997 (attached).

2. Audited Statements of Changes in Assets Available for Plan Benefits - Years ended December 31, 1996 and 1997 (attached).

3. Written consents of the accountants with respect to the plan annual financial statements' incorporation by reference in a registration statement on Form S-8 under the Securities Exchange Act of 1933 (attached).

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   June 29, 1998                           SUPER RITE FOODS, INC.
                                                 EMPLOYEE INVESTMENT
                                                 OPPORTUNITY PLAN FOR
                                                 RETAIL UNION EMPLOYEES

                                                 By /s/ John C. Belknap
                                                   ----------------------------
                                                   John C. Belknap
                                                   Executive Vice President and
                                                   Chief Financial Officer

                       Financial Statements and Schedules
                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees
                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                       Financial Statements and Schedules

                           December 31, 1997 and 1996



                               Table of Contents




Report of Independent Auditors................................................1

Financial Statements

Statements of Assets Available for Plan Benefits..............................2
Statements of Changes in Assets Available for Plan Benefits...................3
Notes to Financial Statements.................................................4


Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...................11
Line 27d - Schedule of Party-in-Interest and Reportable Transactions.........12

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Richfood Holdings, Inc.

We have audited the accompanying statements of assets available for plan benefits of the Super Rite Foods, Inc. Employee Investment Opportunity Plan for Retail Union Employees (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Super Rite Foods, Inc. Employee Investment Opportunity Plan for Retail Union Employees at December 31, 1997 and 1996, and the changes in assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules of assets held for investment purposes as of December 31, 1997, and party-in-interest and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The accompanying schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    / s / Ernst & Young LLP

Richmond, Virginia
June 26, 1998

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                Statements of Assets Available for Plan Benefits

                                                                                     December 31,
                                                                                  1997            1996
                                                                          ---------------- ----------------
Assets
Investments, at fair value:
   Mutual funds                                                            $      821,161   $      473,451
   Guaranteed interest contract                                                   483,954          311,499
   Richfood Holdings, Inc. common stock                                           265,107          189,152
   Loans to participants                                                           50,014           12,925
                                                                          ---------------- ----------------
                                                                                1,620,236          987,027

Participant contributions receivable                                               30,086           41,739
                                                                          ================ ================
Assets available for plan benefits                                             $1,650,322       $1,028,766
                                                                          ================ ================


See accompanying notes to financial statements.

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

          Statements of Changes in Assets Available for Plan Benefits

                                                                                Year ended December 31,
                                                                                1997              1996
                                                                        ----------------- -----------------
Investment income:
   Interest and dividends                                                $       40,059    $       24,140
   Net appreciation in fair value of investments                                136,358            83,109
                                                                        ----------------- -----------------
                                                                                176,417           107,249

Participant contributions                                                       476,725           382,992
                                                                        ----------------- -----------------
                                                                                653,142           490,241

Participant distributions and withdrawals                                        31,586            31,538
                                                                        ----------------- -----------------

Net increase in assets available for plan benefits                              621,556           458,703
Assets available for plan benefits at beginning of year                       1,028,766           570,063
                                                                        ----------------- -----------------

Assets available for plan benefits at end of year                       $     1,650,322   $     1,028,766
                                                                        ================= =================


See accompanying notes to financial statements.

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                         Notes to Financial Statements

                           December 31, 1997 and 1996



1. Summary of Significant Accounting Policies

The following are the significant accounting policies of the Super Rite Foods, Inc. Employee Investment Opportunity Plan for Retail Union Employees (the Plan).

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, interest and dividend income and contributions are recognized as earned; benefits paid to participants and administrative expenses are recognized when incurred; and net appreciation (depreciation) in the fair value of investments is recognized as it occurs.

Purchases and sales of securities are recorded as of the trade date. The cost of investments sold is determined on the basis of average cost.

Investments

Ownership of the various mutual funds held by Prudential Investments Retirement Services, the Plan's custodian, is expressed in number of shares. Each share is valued by the Plan's custodian based upon quoted market prices.

Investments in the guaranteed interest contract are valued at contract value, which approximates fair value.

The fair value of Richfood Holdings, Inc. common stock (Richfood Stock Fund) is based upon the price of the stock as of the end of the plan year, as quoted on the New York Stock Exchange.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                   Notes to Financial Statements (continued)

2. Summary of Significant Provisions of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General

The Plan is a defined contribution plan and is subject to certain of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by Richfood Holdings, Inc. (the Employer or the Company), parent company of Super Rite Foods, Inc. and its subsidiaries. The Plan custodian is Prudential Investments Retirement Services. The trustees of the Plan are officers of the Company.

Eligibility

Under the Plan, participation is available to all Retail Union employees of Super Rite Foods, Inc. and its subsidiaries, a wholly-owned subsidiary of Richfood Holdings, Inc., who have attained age 21 and completed six months of service.

Contributions

Each employee participating in the Plan may elect to make pre-tax contributions of not less than 1% nor more than 15% of his or her compensation for the Plan year, in 1% increments. Participant contributions during any Plan year are subject to Internal Revenue Code limitations. This limitation was $9,500 in 1997 and 1996. During 1996, the minimum pretax employee contribution percentage was changed from 3% to 1%.

Investment Options

The Plan has entered into an administrative agreement with Prudential Investments Retirement Services providing for the management, investment, and reinvestment of Plan assets. The Plan provides for nine separate investment options which are described as follows:

     Prudential MoneyMart Assets - invests primarily in high quality money market instruments maturing in thirteen months or less.

     Prudential Government Income Fund - invests primarily in U.S. Government securities issued by the U.S. Treasury.

     Prudential Balanced Portfolio and Prudential Active Balanced Fund - consist of a diversified portfolio of equity securities, debt obligations and money market instruments.

     Prudential Stock Index Fund - invests in a broad mix of stocks that are designed to duplicate the performance of the S&P 500.

     Prudential Jennison Growth Fund - consists of investments in equity securities of established companies with above-average growth prospects.

     Prudential   International   Stock  Fund  -  invests  primarily  in  equity
securities of foreign companies.

     Prudential Guaranteed interest contract - invests primarily in fixed income securities having short to intermediate maturities.

     Richfood Stock Fund - consists of investments in common stock of Richfood Holdings, Inc.

Loans to Participants

Under the terms of the Plan, participants may elect to borrow 50%, subject to a minimum of $1,000, of their vested account balances. The terms of the loans are set based on the nature of the borrowings. The Plan Administrator determines the interest rates to be charged for participant loans based on comparable lending rates used by third parties.

Vesting, Distributions and Withdrawals, and Plan Termination

Participants are at all times fully vested in their tax-deferred (pre-tax) contributions and such amounts are never subject to forfeiture; however, tax-deferred contributions may not be withdrawn except in the event of hardship, death, disability, retirement or termination of employment.

Distributions and withdrawals, pursuant to the provisions of the Plan, are based on the fair value of the participants' accounts as of the effective valuation date.

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the funds of the Plan shall be used for the exclusive benefit of the participants.

Income Taxes

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated August 31, 1995 that the Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code. The Plan Administrator is not aware of any actions or events in the operation of the Plan that would jeopardize the Plan's qualified status.

                             Super Rite Foods, Inc.
                    Employee Investment Opportunity Plan for
                             Retail Union Employees

                   Notes to Financial Statements (continued)



3. Investments

The Plan's investments are held by Prudential Investments Retirement Services, the Plan's custodian. The fair value of each investment maintained by Prudential Investments Retirement Services, including individual investments that represent 5% or more of assets available for plan benefits, as of December 31, 1997 and 1996 is presented in Note 7.

4. Investment Transfers

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund transferred to any of the other available investment funds upon request, with certain restrictions.

5. Administrative Expenses

In accordance with the Plan Document, administrative expenses are generally paid by the Employer.

6. Year 2000 (Unaudited)

During 1997, the Company developed, and began implementing, a strategic, long-term information technology plan to upgrade its core application systems, including those systems that impact the processing of employee benefits. Concurrently, it has developed, and is implementing, a plan to ensure that such systems are year 2000 compliant. The Company believes that with the currently planned system conversions and upgrades, as well as certain additional modifications to existing software, the Company will achieve year 2000 compliance without any significant operational problems related to the Company's information systems. The Company is also communicating with Plan's significant service provides to coordinate year 2000 compliance. The Plan's service providers have indicated that they are presently taking steps to ensure that the Plan's systems and operations will be Year 2000 compliant.

7. Summary of Changes in Assets Available for Plan Benefits by Account

A summary of the changes in assets available for plan benefits, by account, for the year ended December 31, 1997 is as follows:

                                      Money    Gov't.                Active      Stock    Jennison                   Guaranteed
                                      Mart     Income    Balanced   Balanced     Index     Growth    International    Interest
                                     Assets     Fund    Portfolio     Fund       Fund       Fund      Stock Fund      Contract
                                     -------- --------- ----------- ---------- ---------- ---------- -------------- -----------
Additions to assets attributable
to:
   Investment income:
     Interest  and dividends         $  3,082 $  2,499  $   2,020   $   2,102  $   1,596  $     474  $   1,337      $   25,436
     Net appreciation in fair
       value of investments                 -    1,040      6,721       8,043     19,753     61,058      3,370               -
                                     -------- --------- ----------- ---------- ---------- ---------- -------------- -----------
                                        3,082    3,539      8,741      10,145     21,349     61,532      4,707          25,436

   Participant contributions           27,993   18,712     29,089      24,174     41,039     85,858     37,341         158,286
                                     -------- --------- ----------- ---------- ---------- ---------- -------------- -----------
                                       31,075   22,251     37,830      34,319     62,388    147,390     42,048         183,722

Deductions from assets
  attributable to:
   Participant distributions and        1,750    1,161      1,504       1,318        999      5,970      1,341          14,797
     withdrawals

Interfund transfers                     3,615   (5,322)    (4,753)     (6,069)    20,356    (19,709)    (3,666)          3,530
                                     -------- --------- ----------- ---------- ---------- ---------- -------------- -----------
Net increase (decrease) in assets      32,940   15,768     31,573      26,932     81,745    121,711     37,041         172,455

Assets available for benefits:
   Beginning of year                   43,177   30,013     48,758      57,711     51,557    176,187     66,048         311,499
                                     ======== ========= =========== ========== ========== ========== ============== ===========
   End of year                        $76,117  $45,781    $80,331     $84,643   $133,302   $297,898   $103,089        $483,954
                                     ======== ========= =========== ========== ========== ========== ============== ===========

                                           Richfood
                                            Stock      Loans to    Contributions
                                             Fund     Participants  Receivable       Total
                                          ----------- ------------ -------------- ------------
Additions to assets attributable
to:
   Investment income:
     Interest  and dividends              $   1,513   $      -     $       -      $    40,059
     Net appreciation in fair
       value of investments                  36,373          -             -          136,358
                                          ----------- ------------ -------------- ------------
                                             37,886          -             -          176,417

   Participant contributions                 65,886          -       (11,653)         476,725
                                          ----------- ------------ -------------- ------------
                                            103,772          -       (11,653)         653,142

Deductions from assets
  attributable to:
   Participant distributions and              1,510      1,236             -           31,586
     withdrawals

Interfund transfers                         (26,307)    38,325             -                -
                                          ----------- ------------ -------------- ------------
Net increase (decrease) in assets            75,955     37,089       (11,653)         621,556

Assets available for benefits:
   Beginning of year                        189,152     12,925        41,739        1,028,766
                                          =========== ============ ============== ============
   End of year                             $265,107    $50,014       $30,086       $1,650,322
                                          =========== ============ ============== ============

7. Summary of Changes in Assets Available for Plan Benefits by Account
   (continued)

A summary of the changes in assets available for plan benefits, by account, for the year ended December 31, 1996 is as follows:

                                      Money     Gov't.               Active     Stock     Jennison                  Guaranteed
                                       Mart     Income   Balanced   Balanced    Index      Growth    International   Interest
                                      Assets     Fund    Portfolio    Fund       Fund       Fund      Stock Fund     Contract
                                     --------- --------- ---------- ---------- --------- ----------- ------------- -----------
Additions to assets attributable
to:
   Investment income
     Interest  and dividends         $  1,649  $  1,578    $ 1,243   $ 1,614   $    808  $     312   $    985      $  15,042
     Net  (depreciation)
       appreciation in fair value
       of investments                       -      (573)     3,746     3,505      7,440     20,188      7,359              -

                                     --------- --------- ---------- ---------- --------- ----------- ------------- -----------
   Total investment income              1,649     1,005      4,989     5,119      8,248     20,500      8,344         15,042

   Participant contributions           18,959    17,099     18,772    20,682     17,798     59,382     23,861        128,392
                                     --------- --------- ---------- ---------- --------- ----------- ------------- -----------
                                       20,608    18,104     23,761    25,801     26,046     79,882     32,205        143,434

Deductions from assets
  attributable to:
   Participant distributions and        1,971       128      6,537     3,018      5,205      1,137        779          6,318
   withdrawals

Interfund transfers                       632    (8,672)    (1,948)   (1,387)     1,702      4,358     (5,194)          (612)
                                     --------- --------- ---------- ---------- --------- ----------- ------------- -----------
Net increase in assets                 19,269     9,304     15,276    21,396     22,543     83,103     26,232        136,504

Assets available for benefits:
   Beginning of year                   23,908    20,709     33,482    36,315     29,014     93,084     39,816        174,995
                                     ========= ========= ========== ========== ========= =========== ============= ===========
   End of year                       $ 43,177  $ 30,013    $48,758   $57,711    $51,557   $176,187   $ 66,048       $311,499
                                     ========= ========= ========== ========== ========= =========== ============= ===========
                                          Richfood
                                           Stock       Loans to    Contributions
                                            Fund     Participants   Receivable      Total
                                         ----------- ------------- -------------- -----------
Additions to assets attributable
to:
   Investment income
     Interest  and dividends              $     909   $      -      $      -      $   24,140
     Net  (depreciation)
       appreciation in fair value
       of investments                        41,444          -             -          83,109

                                         ----------- ------------- -------------- -----------
   Total investment income                   42,353          -             -         107,249

   Participant contributions                 49,340          -        28,707         382,992
                                         ----------- ------------- -------------- -----------
                                             91,693          -        28,707         490,241

Deductions from assets
  attributable to:
   Participant distributions
     and withdrawals                          5,163      1,282             -          31,538

Interfund transfers                           4,182      6,939             -               -
                                         ----------- ------------- -------------- -----------
Net increase in assets                       90,712      5,657        28,707         458,703

Assets available for benefits:
   Beginning of year                         98,440      7,268        13,032         570,063
                                         =========== ============= ============== ===========
   End of year                             $189,152    $12,925       $41,739      $1,028,766
                                         =========== ============= ============== ===========E>

                                    Schedules

                             Super Rite Foods, Inc.
        Employee Investment Opportunity Plan for Retail Union Employees

           Line 27a - Schedule of Assets Held For Investment Purposes

                               December 31, 1997


                                               Units     Cost     Fair Value
                                              ------- ----------- ----------
   Mutual funds maintained by Prudential
     Investments Retirement Services:
        MoneyMart Assets                       76,117 $   76,117   $   76,117
        Government Income Fund                  5,064     44,347       45,781
        Balanced Portfolio                      6,542     83,612       84,643
        Active Balanced Fund                    6,481     80,693       80,331
        Stock Index Fund                        6,101    107,371      133,302
        Jennison Growth Fund                   21,728    260,028      297,898
        International Stock Fund                5,831     96,475      103,089
                                                      ------------ -----------
        Total mutual funds                               748,643      821,161
   Guaranteed interest contract                     -    483,954      483,954
   *Richfood Stock Fund                         9,384    190,873      265,107
   Loans to participants                            -          -       50,014
                                                      ============ ===========
                                                      $1,423,470   $1,620,236
                                                      ============ ===========

* Party-in-Interest

                             Super Rite Foods, Inc.
        Employee Investment Opportunity Plan for Retail Union Employees

                    Line 27d - Schedule of Party-in-Interest
                          and Reportable Transactions

                          Year ended December 31, 1997

                                                                                                               Current
                                                                                                               Value of
                                                                                        Expense                Asset on
        Identity of                 Description         Purchase    Selling   Lease  Incurred with  Cost of  Transaction Net Gain or
       Party Involved                 of Asset            Price      Price    Rental  Transaction    Asset      Date        (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Category  (ii)-Series of
  non-securities
  transactions in excess
  of 5% of plan assets:

Prudential Investments
   Retirement Services     Guaranteed Interest Contract $205,207   $       -   $  -      $  -        $205,207  $205,207   $      -
                           Guaranteed Interest Contract        -      32,752      -         -          32,752    32,752          -

Category  (iii)-Series
  of securities
  transactions in excess
  of 5% of plan assets:

Prudential Investments
   Retirement Services     Stock Index Fund               70,602           -      -         -          70,602    70,602          -
                           Stock Index Fund                    -       6,525      -         -           5,083     6,525      1,442
                           Jennison Growth Fund          115,656           -      -         -         115,656   115,656          -
                           Jennison Growth Fund                -      30,112      -         -          25,053    30,112      5,059
                           International Stock Fund       45,912           -      -         -          45,912    45,912          -
                           International Stock Fund            -      10,077      -         -           8,052    10,077      2,025

            ** *           Richfood Holdings, Inc.
                              common stock                75,745           -      -         -          75,745    75,745          -
                          *Richfood Holdings, Inc.
                              common stock                     -      36,163      -         -          30,865    36,163      5,298

* Party-in-Interest
**Transactions made on the market

There were no category (i) or (iv) reportable transactions during the year ended December 31, 1997.